Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On July 1, 2024, Law No. 21,681 was published in the Official Gazette, creating the Fire Emergency Transitory Fund to aid reconstruction following major fires occurred in the Valparaíso Region during February of 2024. This fund, with a budget of Ps.800 billion until December 31, 2026, is expected to cover housing replacement, public space development, subsidies for productive and labor support, psycho-social support and infrastructure repair.

On July 1, 2024, the Minister of Energy announced that the Government will present a new bill aimed at tripling the coverage of the electricity subsidy. Currently, this subsidy is provided to 1.5 million of the most vulnerable households. The objectives of this new bill are: (i) to extend the electricity subsidy to cover the top 40% of the most vulnerable households in the Social Registry of Households, approximately 4.7 million of households (10 million people); (ii) to increase the amount of the subsidy for beneficiary households belonging to medium-sized systems (Aysén, Magallanes and Los Lagos); (iii) to establish an additional subsidy for households inhabited by electro-dependent persons, equivalent to 150 kW/h per month; (iv) to extend the delivery of the subsidy by one year, with a gradual decrease; and (iv) to significantly expand energy efficiency programs in homes and SMEs. The expansion would be funded through three main sources: a surcharge on the green tax, a public service charge currently applied to large electricity consumers and increased fiscal contributions from higher VAT revenue resulting from the increase in electricity tariffs. As of the date hereof, the Government has not yet submitted the referred bill to Congress.

On July 3, 2024, Law No. 21,678 was published in the Official Gazette, which establishes internet access as a public telecommunications service through the amendment of Law No. 18,168, the General Telecommunications Law. Law No. 21,678 establishes new guiding principles for public utilities, including universal access to internet, digital inclusion of the entire population and access to service on a regular and uninterrupted basis. The provider of telecommunication services must deploy all the necessary means to grant access to the required service, especially in territories with municipalities, health or education establishments that need telecommunications services to function properly. Moreover, the law gives the President the authority to provide financial support aimed at helping to cover internet utility costs. This assistance is determined annually in conjunction with the Budget Law deliberations. Specifically, the subsidy targets a designated percentage of the population identified as most vulnerable, utilizing the Social Registry of Households or another appropriate mechanism yet to be established for this purpose.

On July 13, Law No. 21,685 was published in the Official Gazette, amending several laws with the aim to support the most vulnerable population. In particular, the following laws were amended: (i) Law No. 21,550, by extending the monthly contribution of the Electronic Family Pocket (Bolsillo Familiar Electrónico) until September 2024 (See “Republic of Chile–Recent Developments–The Chilean Government” in the Annual Report); (ii) Laws No. 18,987 and No. 18,020, by increasing the amounts and thresholds of the Family Allowance (Asignación Familiar) and the Unique Family Allowance (Subsidio Único Familiar) to Ps.21,243 per dependent for those beneficiaries with a monthly income of up to Ps.586,227, Ps.13,036 for those earning between Ps.586,227 and Ps.856,247, and Ps.4,119 for those earning between Ps.856,247 and Ps.1,335,450; and (iii) Law No. 19,030, allocating an additional US$25 million to the Petroleum Price Stabilization Fund (Fondo de Estabilización de Precios del Petróleo) to keep domestic kerosene prices around Ps.1,050 per liter through December 2024 due to increased winter demand.

Financial Sector

On July 3, 2024, Law No. 21,680 was published in the Official Gazette, creating a consolidated debt registry to centralize financial debt information that will be carried out by the Financial Market Commission (“CMF”). This registry will consist of information to be provided by certain financial entities acting as creditors, such as banks, insurance companies, credit card issuers, securitization companies, fund managers and credit advisors, among others, and it aims to improve credit assessments and enhance the CMF’s regulatory oversight. Financial institutions and CMF-supervised entities are expected to access this registry to assess credit and commercial risks. The reporting entities will be responsible for maintaining the confidentiality and ensuring the exclusive use of the information for the purposes provided by law, including within the respective entity itself. Information on debts overdue for more than five years will require explicit debtor consent. Debtors will have access to their credit details, including reportable obligations, payment status, and a history of data access over the past year. The law, effective as of April 1, 2026, is expected to promote greater transparency and fair credit treatment.

On July 3, 2024, the CMF issued General Rule No. 514 (Norma de Carácter General N° 514), which regulates the Open Finance System (Sistema de Finanzas Abiertas) established by Law No. 21,521 (the “Fintech Law”). This rule aims to facilitate the entry of new financial service providers, promote innovation, and improve access to financial products for traditionally excluded individuals and groups and establishes a series of requirements and parameters for the information exchanges among Open Finance System (Sistema de Finanzas Abiertas) participants, in addition to regulating the quality of information and testing, contingency communication, security, operational risk and data management within the framework of the system’s operation. General Rule No. 514 creates two new registries and two lists to be carried out by the CMF in which the system’s participants will be registered, which are the following: (i) Registry of Information Based Service Providers; (ii) Registry of Payment Initiation Service Providers; (iii) List of Information Provider Institutions; and (iv) List of Information Based Services Providers. Its implementation will be gradual, starting in July 2026, and will vary based on participant type and data categories.

On July 3, 2024, the Central Bank of Chile amended Chapters III.J.1., III.J.1., III.J.1.3. and III.J.2. of the Compendium of Financial Standards (Compendio de Normas Financieras), which regulates the issuance and operation of payment cards. These amendments aim to update regulations for payment processing service providers and introduce two new business models: (i) cross-border acquiring models for payments to merchants located abroad with Chilean-issued cards, and (ii) closed payment systems for transactions between accounts of the same prepaid card issuer. The purpose of the amendments is to promote the development of efficient, safe and inclusive payment systems, so that more people can benefit from the use of electronic means of payment, while establishing safeguards and prudential criteria to preserve the security and continuity of these systems.

On July 9, 2024, the Central Bank of Chile regulated the “bank self-securitization” or “retained securitization”, amending the regulations on conditions for the sale and acquisition of bank portfolios to securitization companies, contained in Chapter III.B.4 of its Compendium of Financial Standards. Under the new rule, banks operating in Chile may sell or assign part of the loans in their own portfolio to a securitization company so that the latter may issue securitized debt instruments, which may be acquired by the same banking institution without having been previously sold in the market. Part of the respective issue may also be placed in the market. These securitized instruments may be used as collateral for liquidity management transactions, either in favor of the Central Bank or another financial institution.

Tax

On July 1, 2024, Law No. 21,681 was published in the Official Gazette, creating the Fire Emergency Transitory Fund (See “—The Chilean Government” above). This law also established a new final tax substitute, allowing taxpayers to replace their final taxes (i.e., global complementary tax and additional tax) with a single fixed-rate tax. The substitute tax rate is set at 12% for those under the semi-integrated general regime (without first category tax credit) and 30% for those under the pro-pyme regime (with first category tax credit). Amounts taxed under this regime will be considered fully taxed and can be withdrawn without adhering to the imputation order of the income tax law. Taxpayers will be able to benefit from this tax regime until January 31, 2025.

MONETARY AND FINANCIAL SYSTEM

Exchange Rates

Chilean Peso

The Chilean peso traded at Ps.947.39/US$1.00 on July 26, 2024.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the periods indicated:

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.601	781.49	839.07	884.59
Six-month period ended June 30, 2024	986.851	877.12	940.49	951.02
July 2024 (through July 26, 2024)	951.02	905.37	930.48	947.39

Notes:

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On July 26, 2024, one Unidad de Fomento was equal to Ps. 37,585.01.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2018	27,565.79	26,799.01	27,165.75	27,565.79
Year ended December 31, 2019	28,309.94	27,538.22	27,854.39	28,309.94
Year ended December 31, 2020	29,090.98	28,310.86	28,678.81	29,070.33
Year ended December 31, 2021	30,991.74	29,061.89	29,802.93	30,991.74
Year ended December 31, 2022	35,110.98	30,996.73	33,047.14	35,110.98
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Six-month period ended June 30, 2024	37,571.86	36,679.62	37,099.92	37,571.86
July 2024 (through July 26, 2024)	37,605.64	37,575.61	37,593.30	37,585.01

Notes:

(1)	Represents the average daily rates.

Source: Chilean Central Bank.

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Three-month period ended March 31,
	2023		2024
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	21.2	24.6	16.9	21.2
Net taxes(1)	16.8	19.4	13.6	17.1
Copper revenues(2)	0.9	1.0	0.7	0.9
Social Security contributions	15.9	18.4	12.9	16.2
Donations	0.4	0.5	0.3	0.4
Real property incomes	1.0	1.2	1.0	1.3
Operational revenues	0.0	0.0	0.0	0.0
Other revenues	1.4	1.7	0.5	0.7
Expenditures	18.6	21.5	17.4	21.8
Wages and salaries	4.2	4.9	4.0	5.0
Goods and services	1.5	1.8	1.6	2.0
Interest on public debt	1.4	1.7	1.4	1.7
Transfer payments	7.1	8.2	6.5	8.1
Transfers to social security	4.2	4.9	3.8	4.8
Others	0.1	0.1	0.1	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	1.9	2.2	2.2	2.7
Investment	0.5	0.6	0.7	0.8
Capital transfers	1.4	1.6	1.5	1.9
Central government balance	0.8	0.9	(2.6)	(3.3)

Notes:

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress abrogated the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for 2023.

(4)	Expressed as a percentage of GDP for 2024.

Source: Chilean Budget Office.

Public Sector Debt

External Debt

Chile’s total public sector external debt was US$46.3 billion as of March 31, 2024, and US$41.4 billion as of March 31, 2023.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of March 31,
	2023	2024
IDB	2,280	2,618
IBRD (World Bank)	140	150
Bonds	38,921	43,477
IDA (World Bank)	-	-
Others	89	66
Total	41,429	46,311

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of March 31,
	2023	2024
United States Dollar	28,229	32,132
Euro	13,201	13,893
Chilean Pesos	-	286
Other	-	-
Total	41,429	46,311

Source: Chilean Budget Office.

Debt Record

The net consolidated debt decreased from 21.5% as of March 31, 2023 to 20.1% as of March 31, 2024, mainly driven by a decrease in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government for the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of March 31,
	2023	2024
Net Consolidated Debt	21.5	20.1

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of March 31,
	2023	2024
Liabilities	50,491,213	59,249,204
Chilean Central Bank notes and bonds(1)	40,659,937	30,608,316
Fiscal deposits	120	148
Others(2)	9,831,156	28,640,740
Assets without subordinated debt	47,443,415	71,990,835
Net international reserves (in US$ million)	39,304	45,716
Others(3)	16,420,119	27,080,681
Total Net Debt without subordinated debt(1) (2)	3,047,798	(12,741,631)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.

(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	As of March 31,
	2023	2024
Debt in pesos	64,641,513	74,017,899
External debt	—	—
Domestic debt	64,641,513	74,017,899
Assets in pesos	22,707,577	25,108,426
Assets in pesos, without public enterprises(1)	22,707,577	25,095,827
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	12,599
Net debt in pesos(2)	41,933,936	48,909,474
Debt in U.S. dollars (in US$ million)	41,429	46,311
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	41,429	46,311
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	25,211	24,387
Net debt in U.S. dollars (in US$ million)	16,218	21,924
Total Financial debt(4)	97,342,511	119,512,442
Total Financial assets(5)	42,607,340	49,065,369
Total net financial debt	54,735,171	70,447,073
Total net financial debt of central government (% of GDP)	20.4%	24.5%

Notes:

(1)	Does not include assets of the old scholarship system.

(2)	Includes CORFO.

(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.

(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at March 31 of the applicable year).

(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at March 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of March 31, 2024, central government liabilities represented 41.6% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 24.5% of GDP as of March 31, 2024.

Chilean Central Bank Debt and Consolidated Debt

As of March 31, 2024, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 4.4% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of March 31, 2024 represented 20.1% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of March 31, 2024, the total amount of public guarantees totaled 2.0% of GDP, as compared with 1.7% of GDP as of March 31, 2023.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.03% of GDP as of March 31, 2024. This debt will be paid progressively as the workers who contributed to the old pension system retire.